

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 29, 2016

Via Email
Thomas P. Chambers
Chief Financial Officer
Kosmos Energy Ltd.
Clarendon House
2 Church Street
Hamilton, Bermuda HM 11

> **Re: Kosmos Energy Ltd.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2015**
> **Filed February 22, 2016**
> **Response dated June 30, 2016**
> **File No. 1-35167**

Dear Mr. Chambers:

We have reviewed your June 30, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Note 6 – Suspended Well Costs, page 112

1.   Your response to prior comment 2 states that you were not in a position to make a determination concerning the commerciality of the Akasa Discovery based on the results of your appraisal program as of March 31, 2015. To further our understanding, describe for us in sufficient detail the technical and/or economic issues that remain unresolved

which prohibit you from arriving at a determination of commerciality and how additional technical studies and further evaluation will resolve such issues.

2. Your response to prior comment 2 states that subsequent to your correspondence and meeting with the Petroleum Commission on July 11, 2015, the government of Ghana has been working through various other matters related to the Jubilee Field, which they have deemed to be a more time sensitive priority for them. Tell us the nature and timing of your inquiries of or other communications that you have had with the government of Ghana since July 11, 2015 regarding your request for additional time to perform technical studies and evaluation of the Akasa Discovery. Compare for us your experience regarding the delays in responding to your requests or obtaining approvals from the government regarding the Akasa Discovery to your experience with other comparable projects in Ghana.

3. Your response to prior comment 2 states that you believe you are making sufficient progress on assessing the reserves and the economic and operating viability of the Akasa Discovery project. We also note your capitalized exploratory well costs on completed wells table on page 113. Provide a similar rollforward for the Akasa Discovery's capitalized exploratory well costs as of and during the years ended December 31, 2015, 2014 and 2013. Include in your response a thorough description of the additions to capitalized exploratory well costs for each year. Also, tell us the amount and nature of any costs incurred subsequent to July 11, 2015 related to the Akasa Discovery, such as costs incurred to assess the reserves and their potential development.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources